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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

EXCO RESOURCES, INC. (Name of Issuer)
Common Stock, par value $0.02 per share (Title of Class of Securities)
269279 20 4 (CUSIP Number)

Brian M Lidji
Sayles, Lidji & Werbner
A Professional Corporation
4400 Renaissance Tower
1201 Elm Street
Dallas, Texas 75270
(214) 939-8700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 27, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

        Note.    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.: 269279204

1.	Name of Reporting Person: Douglas H. Miller

2.	Check the appropriate box if a member of a group			(a) ☒
(b) ☐

3.	SEC Use Only.

4.	Source of Funds PF

5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States

Number of Shares		7.	Sole Voting Power 858,996 (1)(2)
Beneficially
Owned by Each Reporting		8.	Shared Voting Power 0
Person With
		9.	Sole Dispositive Power 858,996 (1)(2)

		10.	Shared Dispositive Power 0

11.	Aggregate amount beneficially owned by each reporting person 858,996 (1)(2)

12.	Check box if the aggregate amount in row (11) excludes certain shares
☒(1)

13.	Percent of class represented by amount in row (11) 11.8% (1)(2)(3)

14.	Type of Reporting Person IN

(1)
The number reported does not include 16,500 shares of the Issuer's Common Stock, par value $0.02 per share ("Common Stock"), owned by The Miller Children's Trust, a Trust created by the Reporting Person. The Reporting Person is neither the Trustee nor a beneficiary of The Miller Children's Trust.

(2)
The number reported includes 577,224 shares of Common Stock, 91,772 shares of the Issuer's 5% Convertible Preferred Stock, par value $0.01 per share ("Preferred Stock"), which shares vote on an equal basis with the Common Stock and are convertible on a one-to-one basis into Common Stock, and 190,000 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

(3)
The number reported reflects, in terms of a percentage, the relationship the number of shares of Common Stock that the Reporting Person may be deemed to beneficially own bears to 7,012,695 shares of Common Stock outstanding as of December 27, 2002, based on information supplied by the Issuer, plus the 190,000 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan and the 91,772 shares of the Preferred Stock described above.

Cusip No.: 269279204

1.	Name of Reporting Person: T. W. Eubank

2.	Check the appropriate box if a member of a group			(a) ☒
(b) ☐

3.	SEC Use Only.

4.	Source of Funds PF

5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States

Number of Shares		7.	Sole Voting Power 263,327 (1)
Beneficially
Owned by Each Reporting		8.	Shared Voting Power 0
Person With
		9.	Sole Dispositive Power 263,327 (1)

		10.	Shared Dispositive Power 0

11.	Aggregate amount beneficially owned by each reporting person 263,327 (1)

12.	Check box if the aggregate amount in row (11) excludes certain shares
☐

13.	Percent of class represented by amount in row (11) 3.7% (1)(2)

14.	Type of Reporting Person IN

(1)
The number reported includes 144,290 shares of the Issuer's Common Stock, par value $0.02 per share ("Common Stock"), 9,037 shares of the Issuer's 5% Convertible Preferred Stock, par value $0.01 per share ("Preferred Stock"), which shares vote on an equal basis with the Common Stock and are convertible on a one-to-one basis into Common Stock, and 110,000 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan.

(2)
The number reported reflects, in terms of a percentage, the relationship the number of shares of Common Stock that the Reporting Person may be deemed to beneficially own bears to 7,012,695 shares of Common Stock outstanding as of December 27, 2002, based on information supplied by the Issuer, plus the 110,000 shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan and the 9,037 shares of the Preferred Stock described above.

SCHEDULE 13D/A

Item 1. Security and Issuer

        Item 1 is hereby amended and restated as follows:

        This statement of beneficial ownership on Schedule 13D (this "Statement") relates to the Common Stock (the "Common Stock"), $0.02 par value per share, of EXCO Resources, Inc., a Texas corporation (the "Issuer"). Together the Common Stock and the Issuer's 5% Convertible Preferred Stock, $0.01 par value per share (the "Preferred Stock") are referred to as "EXCO Stock." The principal executive offices of the Issuer are located at 6500 Greenville Avenue, Suite 600, LB 17, Dallas, Texas 75206.

Item 3. Source and Amount of Funds or Other Consideration

        Item 3 is hereby supplemented by the addition of the following:

        The First and Second Notes have been paid in full on a timely basis.

Item 4. Purpose of Transaction

        Item 4 is hereby supplemented by the addition of the following:

        Pursuant to a letter dated December 27, 2002, attached hereto as Exhibit 99.8 and incorporated herein by reference, the purchase price of the Miller Proposal was increased to $18.00 per share in cash for the Common Stock to be acquired and to between $18.00 and $18.525 per share in cash for the Preferred Stock to be acquired depending upon the closing date of the acquisition transaction. In addition, the Miller Proposal was modified to provide, among other things, that the Issuer will (a) not seek alternative proposals from third parties, (b) provide notification of any third party proposals received and (c) pay a break-up fee of $1,000,000 (to be increased in a definitive agreement) in the event the Issuer elects to accept a proposal made by a third party. The Miller Proposal is currently being considered by and has not been accepted by the Special Committee. The foregoing discussion is qualified in its entirety by reference to Exhibit 99.8.

        It is currently contemplated pursuant to both the Miller Proposal and the Cerberus Commitment (described under Item 6 and incorporated herein by reference) that the transaction will be accomplished by means of a merger of the Issuer with ER Acquisition, Inc. ("ER Acquisition, Inc."), a newly formed Texas corporation wholly owned by Mr. Miller and formed for the sole purpose of effecting the transactions contemplated by the Miller Proposal, or a wholly-owned subsidiary of ER Acquisition, Inc. Pursuant to the terms of the Cerberus Commitment, Cerberus will purchase up to $136.5 million worth of ER Acquisition, Inc. stock which is anticipated to reflect approximately an 81.9% ownership interest in the surviving corporation following the merger (the "Surviving Corporation") with the balance of the Surviving Corporation's stock being owned by Mr. Miller, Mr. Eubank and other persons who join with Mr. Miller and Mr. Eubank and participate in the Miller Proposal.

        If the transactions contemplated by the Miller Proposal are consummated, the Common Stock and Preferred Stock could be delisted from trading on the NASDAQ National Market or any other exchange or inter-dealer quotation system, and, in addition, the Common Stock and the Preferred Stock could become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

        IMPORTANT INFORMATION: A MERGER OR TENDER OFFER FOR THE OUTSTANDING SHARES OF THE COMMON STOCK AND PREFERRED STOCK HAS NOT YET COMMENCED. IF A MERGER OR TENDER OFFER COMMENCES, EACH SECURITY HOLDER OF THE ISSUER SHOULD READ THE PROXY STATEMENT OR TENDER OFFER STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER OR TENDER OFFER. ONCE A FILING IS MADE, SECURITY HOLDERS OF THE ISSUER CAN OBTAIN THE PROXY STATEMENT OR TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE

SECURITIES AND EXCHANGE COMMISSION FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT WWW.SEC.GOV.

        This summary of the Miller Proposal does not purport to be complete and is qualified in its entirety by reference to the complete text of the proposal letters attached as Exhibits 99.5 and 99.8 hereto.

Item 5. Interest in Securities of the Issuer.

        Item 5 is hereby amended and restated as follows:

        See Items 7 through 11 on the cover page of this report for each of the Reporting Persons. Together the Reporting Persons may be deemed to beneficially own 1,122,323 shares of Common Stock which, reflected in terms of a percentage of total outstanding Common Stock of 7,012,695 shares (as of December 27, 2002, based upon information supplied by the Issuer) plus shares of Preferred Stock held by the Reporting Persons and shares of Common Stock that may be acquired pursuant to options granted under the Issuer's 1998 Stock Option Plan by the Reporting Persons, is 15.1%.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Item 6 is hereby amended by the addition of the following:

        Pursuant to a letter agreement, dated December 27, 2002, between Cerberus Capital Management L.P. ("Cerberus"), Mr. Miller, Mr. Eubank and ER Acquisition, Inc. attached as Exhibit 99.9 and incorporated herein by reference (the "Cerberus Commitment"), Cerberus has committed, under certain conditions, to provide funding for the Miller Proposal through the installment of a $50 million senior secured term loan facility and the purchase of up to $136.5 million of equity securities in ER Acquisition, Inc. which is anticipated to reflect approximately an 81.9% ownership interest in the Surviving Corporation following the merger with the balance of the Surviving Corporation's stock being owned by Mr. Miller, Mr. Eubank and other persons who join with Mr. Miller and Mr. Eubank and participate in the Miller Proposal. In addition, as described in the Cerberus Commitment, Cerberus will obtain certain drag along, co-sale and first refusal rights with respect to the securities of the Surviving Corporation. The foregoing discussion is qualified in its entirety by reference to the actual terms and conditions of the Cerberus Commitment.

Item 7. Material to be filed as Exhibits

        Item 7 is hereby amended by the addition of the following:

99.8	Letter from ER Acquisition, Inc. to the Special Committee of EXCO Resources, Inc., dated December 27, 2002.
99.9	Financing Commitment Letter between Cerberus Capital Management, L.P., Douglas H. Miller and T.W. Eubank, dated December 27, 2002.

SIGNATURE

        After reasonable inquiry and to the best of each Reporting Person's respective knowledge and belief, each Reporting Person certifies that the information set forth in this Statement is true, complete and correct.

        Pursuant to the requirements of the Securities and Exchange Act of 1934, this Schedule 13D has been signed by the following persons on January 6, 2003.

By:	/s/ DOUGLAS H. MILLER Douglas H. Miller
By:	* T. W. Eubank
*By:	/s/ DOUGLAS H. MILLER Douglas H. Miller Attorney-in-Fact

EXHIBIT INDEX

99.8	Letter from ER Acquisition, Inc. to the Special Committee of EXCO Resources, Inc., dated December 27, 2002.
99.9	Financing Commitment Letter between Cerberus Capital Management, L.P., Douglas H. Miller and T.W. Eubank, dated December 27, 2002.

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SCHEDULE 13D/A
Item 1. Security and Issuer
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 7. Material to be filed as Exhibits
SIGNATURE
EXHIBIT INDEX